Elektor Industries Inc.

304 South Jones Blvd. #7356

Las Vegas, Nevada 89107

(888) 722-3340

June 29, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Lauren Pierce

Dear Ms. Pierce:

Re:	Elektor Industries Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed June 15, 2022 File No. 333-262882

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Elektor Industries Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of July 1, 2022 at 5 p.m. EDT, or at the earliest practicable date hereafter, of its above captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii)

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Malamas at (888) 722-3340.

Sincerely,

Elektor Industries Inc.

Per:	/s/ Demetrios Malamas

Demetrios Malamas President & C.E.O.